

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2024

Michael Lau
Chief Executive Officer
Anbio Biotechnology
Friedrich-Ebert-Anlage 49, 60308
Frankfurt am Main
Germany

> **Re: Anbio Biotechnology**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted June 10, 2024**
> **CIK No. 0001982708**

Dear Michael Lau:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 22, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1, Submitted June 10, 2024

Our Strategies
Expand Market Share in the Diagnostic and Biotechnology Sectors, page 48

1. We note your revised disclosure that, for the fiscal year ended December 31, 2023, you recognized 40% of your total revenue from non-COVID-19 related products. Please further revise your disclosure to clarify the main categories of non-COVID-19 related products that contributed to your revenue. Refer to Item 4.a of Form F-1 and Item 4.B.1 of Form 20-F.

Our Products, page 50

2.   We note your response to prior comment 13, including your disclosure that you have commenced sales of your non-COVID products and your disclosure that "[t]he IVDR approval process would have no bearing with respect to the sales of [y]our non-COVID products." However, we also note your disclosure on page 52 that you "are currently preparing the documentation for the IVDR registration of [y]our non-COVID-19 IVD products" and that you "anticipate IVDR approval by December 31, 2026." Please further revise your disclosure to clarify the purpose and significance of the IVDR registration on your non-COVID products if the approval process has no bearing with respect to the sales of such products.

Executive Compensation
Compensation of Directors, page 76

3.   We note your response to prior comment 21. Please also update your director compensation disclosures for the fiscal year ended December 31, 2023. Refer to Item 4.a of Form F-1 and Item 6.B. of part I of Form 20-F.

Please contact Sasha Parikh at 202-551-3627 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William S. Rosenstadt, Esq.